Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-4 (File No. 333-164874) pertaining to Merger Proposal and Forms S-8 (File No. 333-147830 and 333-159132) pertaining to the Amended and Restated 2003 Incentive Compensation Plan and 2007 Equity Incentive Plan of Limelight Networks, Inc. of our reports dated March 12, 2010, with respect to the consolidated financial statements and schedule of Limelight Networks Inc., and the effectiveness of internal control over financial reporting of Limelight Networks, Inc., included in Annual Report (Form 10-K) for the year ended December 31, 2009.

/s/    Ernst & Young LLP

Phoenix, Arizona

March 12, 2010